Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1200

November 7, 2017

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
Response Dated July 27, 2017
File No. 001-06686

Dear Mr. Spirgel:
Following our conference call with the staff of the U.S. Securities and Exchange Commission (the “Staff”) on October 18, 2017, as requested we are submitting an additional response to Comment #1 of the Staff’s September 18, 2017 comment letter concerning the Annual Report on Form 10-K of the Interpublic Group of Companies, Inc. (the “Company,” “Interpublic” or “we”) for the year ended December 31, 2016 filed on February 21, 2017.
Consolidated Statements of Operations, page 37

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We note your response to comment 4. Notwithstanding your view that all of your operating costs fall within the “cost of services” category, your income statement should fully comply with Regulation S-X. Please revise to separately report cost of services in accordance with Rule 5-03(b)(2) of Regulation S-X and any other material expense line-items.

Mr. Larry Spirgel
United States Securities and Exchange Commission

In light of the Staff’s comment, we will include the following disclosure in Note 1: Summary of Significant Accounting Policies in our Annual Report on Form 10-K for the year ending December 31, 2017:
“We plan to adopt a new presentation for our Consolidated Statements of Operations beginning the first quarter of 2018 which will separately present Cost of services; Selling, general and administrative expenses; and Depreciation and amortization within our Operating expenses. For the years ended December 31, 2017 and 2016, our Selling, general and administrative expenses were $XXX.X and $XXX.X, respectively, which are primarily the expenses of our “Corporate and other” group, as disclosed further in Note XX, excluding depreciation and amortization. For the years ended December 31, 2017 and 2016, Depreciation and amortization were $XXX.X and $XXX.X, respectively, which is also presented on the Consolidated Statements of Cash Flows. This change in presentation of expenses does not impact total operating expenses or operating income.”

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

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